SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                         CAPITAL REALTY INVESTORS, LTD.
                            (Name of Subject Company)

                     C.R.I., Inc., Managing General Partner
                      (Name of Person(s) Filing Statement)

                                   -----------

                        Units of Limited Partner Interest
                         (Title of Class of Securities)

                                 Not applicable
                      (CUSIP Number of Class of Securities)

                                   -----------

                         Melissa Lackey, General Counsel
                                  C.R.I., Inc.
                              11200 Rockville Pike
                               Rockville. MD 20852
                                 (301) 231-0255
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

          ___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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
Item 1.  Subject Company Information.
         ---------------------------

     The name, address and telephone number of the subject company are as follows:

         Capital Realty Investors, Ltd.
         c/o C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The title and number of the class of equity securities to which this Statement relates are 24,767 outstanding units of Limited Partner Interest.

Item 2.  Identity and Background of Filing Person.
         ----------------------------------------

     The name, address and telephone number of the filing person are as follows:

         C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The filing person is an affiliate of the subject company. C.R.I., Inc. holds a 0.01% General Partner Interest in the Partnership and serves as its Managing General Partner.

     The Statement relates to the tender offer initiated on or about September 20, 2001 for up to four thousand nine hundred fifty-three (4,953) of the outstanding units of Limited Partner Interest in the subject company by:

         Equity Resource Lexington Fund Limited Partnership
         c/o Equity Resources Group, Inc.
         14 Story Street
         Cambridge, Massachusetts 02138

The tender offeror will hereinafter be referred to as Equity Resources.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

     There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the subject company, its executive officers, directors or affiliates, other than a Partnership Management Agreement between CRICO Management Corporation, an affiliate of the filing person, and the subject company (as to which there is no conflict of interest because the current tender offer applies only to Limited Partner Interests and does not purport to affect management of the subject company), or (ii) Equity Resources, its executive officers, directors or affiliates.

     On October 2, 2000, Equity Resources initiated an unregistered tender offer to purchase 1,200 units at a price of $20 per unit. Equity Resources and its affiliates have stated that they have purchased 1,098.66 units in the subject company for $20 per unit during the past twelve months. Currently, Equity Resources and affiliates are believed to own 1,540.66 units, or approximately 6.2% of the outstanding units .

     Since 1988, various affiliates of Equity Resources have engaged in conversations and correspondence with the filing person and various of its affiliates with regard to their ownership of interests in the subject company and other CRI- sponsored partnerships.


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Item 4.  The Solicitation or Recommendation.
         ----------------------------------

     This Statement relates to the recommendation of the filing person, in its capacity as Managing General Partner of the subject company, with respect to the Equity Resources tender offer.

     The filing person is advising holders of the subject securities to reject the tender offer because it views the offer price as inadequate, as discussed below:

     As of June 30, 2001, the subject company maintained the sum of $3,773,243 in cash and cash equivalents. Dividing the remaining cash among the 24,767 units of Limited Partner interest in the subject company results in a current cash value of $152.35 per unit, more than twice the amount of the Equity Resources tender offer price.

     The filing person, as Managing General Partner, attempts to maximize the value of the subject company by evaluating each of the apartment complexes owned by the limited partnerships in which it remains invested ("Local Partnerships") and determining the optimum use of the cash reserves. The subject company currently intends to use its cash reserves for payments with respect to the purchase money note secured by its interests in the Shallowford Oaks Local Partnership, which the filing person believes to have equity. The cash reserves may be applied to paying the note in full, purchasing the note at a discount if possible or making partial payments in exchange for a further extension of the maturity of the note (thereby obtaining more time to sell or re-finance the underlying property or, at the least, deferring the adverse tax consequences of losing the subject company's interest in the Local Partnership). The goal of the allocation of the cash reserves is to help preserve the subject company's interests in the remaining Local Partnership with an associated purchase money note.

     The filing person also believes the Equity Resources offer price to be inadequate because, in addition to the subject company's $3,773,243 in cash reserves, additional value exists in its interests in the properties owned by Local Partnerships. The subject company is not in the practice of valuing its limited partner interests in the Local Partnerships and has not engaged any financial advisor to evaluate the terms of the Equity Resources offer or to determine the value of the units. Most of the properties owned by the Local Partnerships have not been appraised for many years. However, the filing person is of the view that the subject company has equity in most if not all of the 15 Local Partnerships in which it holds interests. For example, the property owned by the Sencit Baltic Associates Local Partnership is currently under contract for sale. Although there can be no assurance that the sale will be consummated in March 2002 as currently anticipated, the successful closing should produce approximately $1,385,000 in net proceeds to the subject company, or about $55.92 per unit. Due to the amount of the subject company's cash reserves and the opportunity to use those funds to increase the value of the subject company by dealing with the one remaining purchase money note obligation, as discussed above, the filing person regards appraisals or an independent fairness opinion as not essential to substantiate its recommendation to reject the Equity Resources tender offer as inadequate in price.

     The subject company's balance sheet also shows liabilities in excess of $1,689,600 associated with its non- recourse purchase money note secured by its limited partner interests in one of the 15 Local Partnerships in which it remains invested. However, the subject company has no personal liability with respect to the note, which could be satisfied by surrender, to the note holders, of the Local Partnership interests that secure the note.

     The filing person's recommendation to reject the Equity Resources tender offer assumes that the Limited Partners wish to hold their interests for long term appreciation. However, there can be no assurance that the properties owned by the Local Partnerships will appreciate in value. Also, regardless of whether Limited Partners choose to accept the tender offer or not, they will be allocated their proportional share of cancellation of indebtedness ("COD") income for tax purposes in connection with the loss of the subject company's interests in the Frenchman's Wharf I Local Partnership on June 22, 2001. The tax liability on the COD income will exceed any cash distributions from the subject company for the year, resulting in out-of-pocket liabilities for taxes. Furthermore, Limited Partners who choose to tender their units may also incur capital gains taxes in excess of the tender amount. In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the subject company. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the subject company is aware were for prices lower than the current tender offer by Equity Resources.

     Neither the filing person nor, to its knowledge after making reasonable inquiry, any executive officer, director or affiliate of the filing person currently holds any Limited Partner interest that is subject to the tender offer. Thus, no such person could intend to tender, sell or hold subject securities that are held of record or beneficially owned by that person.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.
         ------------------------------------------------------

     No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6.  Interest in Securities of the Subject Company.
         ---------------------------------------------

     Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.

     There is no established market for the purchase and sale of Limited Partner units in the subject company, although several secondary market services exist. In 2001, one unregistered tender offer was made by Bond Purchase LLC for units of Limited Partner interest in the subject company for a price of $37 per unit (less the $100 transfer fee per transaction).

Item 7.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

     The subject company is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

     1.   A  tender  offer  or  other   acquisition  of  the  subject  company's
          securities by C.R.I., Inc., any of its affiliates, or any other person; or

     2.   A.   Any   extraordinary   transaction,   such   as   a   merger,
               reorganization or liquidation, involving the subject company
              (which has no subsidiaries);

          B. Any purchase, sale or transfer of a material amount of assets of the subject company;

          C. Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

Item 8.  Additional Information.
         ----------------------

     There is no additional material information necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

Item 9.  Exhibits.
         --------

     Exhibit A attached hereto is a letter dated September 28, 2001, by the filing person to the holders of Limited Partner units of the subject company, recommending against acceptance of the Equity Resources tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          CAPITAL REALTY INVESTORS, LTD.
                            By:   C.R.I., Inc.
                            Its:  Managing General Partner


                                  By:___________________________________________
                                     Name:   William B. Dockser
                                     Title:  Director, Chairman of the Board and
                                             Treasurer
                                             (Principal Executive Officer)
                                     Date:   September 28, 2001




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